Exhibit 4.60

EXECUTION COPY

Date: 5th April 2004

AMARIN CORPORATION PLC.

AND

RICHARD A.B. STEWART

DEED OF VARIATION
Relating To
Employment Agreement Dated 23rd November 1998 As Amended

THIS DEED OF VARIATION is made the 5th April 2004

BETWEEN:

(1)
AMARIN CORPORATION PLC (formerly Ethical Holdings plc), a company incorporated in England and Wales (registered no. 002353920), whose registered office is 7 Curzon Street, London, W1J 5HG, England (“Amarin”); and

(2)	RICHARD A. B. STEWART of 28 St. George’s Road, Twickenham, Middlesex, London, TW1 1QR (the “Executive”).

WHEREAS:

(A)	Amarin and the Executive entered into an Employment Agreement dated 23rd November 1998.

(B)	Amarin and the Executive have agreed to amend such Employment Agreement by and upon the terms of this Deed.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Deed, the “Original Agreement” shall mean the Employment Agreement dated 23rd November 1998 entered into by Amarin and the Executive.

1.2.	Unless the context otherwise requires, all other words and expressions defined in the Original Agreement shall have the same meaning in this Deed.

1.3.	Reference to clauses herein are to clauses in the Original Agreement.

2.	INTRODUCTION

This Deed is supplemental to the Original Agreement.

3.	VARIATIONS

The parties to this Deed agree that with effect from the date hereof the Original Agreement shall be varied carried as follows:

3.1.
Clause 1.2 (Position and Responsibilities) shall be varied by the deletion of the words “President and Chief Operating Officer of Ethical Holdings plc. The Executive shall have primary responsibility for restructuring the operations, relations with investors and corporate acquisitions” and the substitution therefore of the following:

“Chief Executive Officer of Amarin Corporation plc. During the Employment Term and subject always to supervision by the Board, the Executive shall be responsible for and perform all the duties as would normally be expected of a chief executive in a company of a similar size and in the pharmaceutical sector.”

3.2.	Clause 1.3 (Term) shall be varied by the deletion in its entirety of the existing Clause 1.3 to be replaced by the following new Clause 1.3:

“1.3 Term. The employment of the Executive under this Agreement shall be deemed to have commenced on the Commencement Date and shall, subject to the provisions of this Agreement, continue unless or until terminated by either party giving no less than 12 months’ notice to the other party (the “Employment Term”).

3.3.	Clause 1.4 (Duties) shall be varied by the deletion of the words “and any Extension Terms” in the first sentence.

3.4.	Clause 2.1 (Base Salary) shall be varied by the deletion of the words and “any Extension Terms,” in the third sentence.

3.5.	Clause 2.3 (Reimbursement of Expenses) shall be varied by the deletion of the words “and any Extension Terms,” in the second sentence.

3.6.	Clause 2.6 (Vacation) shall be varied by the deletion of the words “and any Extension Terms” in the first sentence.

3.7.	Clause 2.11 (Disability Benefits) shall be varied by the deletion of the words “or during any Extension Terms,” in the first sentence.

4.	CONFIRMATION OF THE AGREEMENT

Save as varied by this Deed, the parties hereto confirm that the Original Agreement shall continue in full force and effect in all respects.

5.	EXECUTION AND DELIVERY

Each of the parties to this document intends it to be a Deed and agrees that upon it being dated it shall be treated as having been delivered as a Deed.

6.	MISCELLANEOUS

6.1.	This Deed may be executed in several counterparts and upon due execution of all such counterparts by one or more parties, each counterpart shall be deemed to be an original hereof.

6.2.	The provisions of Clauses 3.2 (Binding Agreement) and 3.3 (Governing Law) of the Original Agreement shall be incorporated into this Deed.

IN WITNESS whereof the parties have executed and delivered this Deed the date first above written.

EXECUTED as a DEED by	)
AMARIN CORPORATION PLC	)
acting by:-)

Director	/s/Thomas Lynch
Secretary	/s/Jonathan Lamb

SIGNED as a DEED and delivered by

/s/RICHARD A.B. STEWART

in the presence of:

Witness

Signature	/s/Jonathan Lamb
Name	/s/Jonathan Lamb
Address	7 Curzon Street, London

ETHICAL HOLDINGS plc

RICHARD A.B. STEWART

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of 23rd November, 1998 (the “Commencement Date”) by and between Ethical Holdings plc (the “Company”) and Richard A.B. Stewart, an individual residing at 74 Selwyn Avenue, Richmond, Surrey, England, (the “Executive”).

RECITALS

A. The Company desires to secure for the Company the services and expertise of the Executive and to insure the availability of the Executive to the Company for an extended period.

B. The Executive is willing to serve in the employ of the Company on a full time basis for said period upon the terms and conditions provided in this Agreement.

C. To accomplish the foregoing the Company and the Executive have entered into this Employment Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto hereby agree as follows:

I. Employment, Term and Duties.

1.1 Employment. The Company agrees to employ the Executive and the Executive agrees to remain in the employ of the Company, for the period stated Section 1.3, upon the terms and conditions provided in this Agreement.

1.2 Position and Responsibilities. During the period of his employment hereunder, the Executive agrees to serve as President and Chief Operating Officer of Ethical Holdings plc. The Executive shall have primary responsible for restructuring the operations, relations with investors and corporate acquisitions. The Executive shall report to the Chairman.

1.3 Term. The employment of the Executive under this Agreement shall be deemed to have commenced as of the Commencement Date and shall continue for a period of twenty-four (24) full calendar months thereafter (the “Employment Term”) or until terminated in accordance with other provisions of this Agreement. This Agreement will be automatically renewed each annual anniversary date (Evergreen) unless either the Executive or the Company shall, upon six months written notice to the other, elect not to so renew this Agreement for any year. Such renewal(s) shall be referred to as “Extension Term(s)”.

1.4 Duties. During the Employment Term and any Extension Terms, except for periods of illness or disability, reasonable vacation periods and leaves of absence, approved by the Board of Directors, the Executive shall devote substantially all of his business time, attention, skill and efforts to the faithful performance of his duties hereunder, to the best of his ability; provided, however, that with the prior approval of the Board of Directors, which approval shall not be unreasonably withheld, the Executive may serve from time to time and continue to serve, on the Boards of Directors of, and hold any other offices or positions in, companies or organizations which will not present any conflict of interest with the Company or any of its subsidiaries or affiliates or divisions, provided that such activities do not materially detract from the performance of the Executive’s duties pursuant to this Agreement. The indemnification rights provided to the Executive in Section 2.4 below, shall not, except with written approval by the Board of Directors of the Company, extend to such outside activities.

II. Compensation, Reimbursement of Expenses and Benefits.

2.1 Base Salary. For the performance by the Executive of his duties under Article I of this Agreement during the Employment Term, the Company shall pay the Executive, as compensation, Two Hundred Thousand Pounds (£200,000) annually, payable monthly. The first year, the Executive will be paid One Hundred and Sixty Thousand Pounds (£160,000) which will increase to £200,000 upon the successful completion of the rights issue or alternative cash increase of at least Seven Million Five Hundred Thousand Dollars ($7,500,000) and that part of the £40,000 differential compensation, of year one will be paid to the Executive. During the Employment Term and any Extension Terms, the Executive’s Base Salary shall be reviewed on 1 January 2000 and at least annually thereafter by the Board of Directors or by a committee designated by the Board of Directors, which Board or committee may, but need not, from time to time increase the rate of the Base Salary in recognition of the positive performance of the Executive or the Company.

2.2 Bonus. In addition to the payment to the Executive of his Base Salary pursuant to Section 2.1 hereof, the Company shall pay to the Executive an annual bonus (the “Bonus”) within 90 days after the end of the Company’s fiscal year. Payment of the Bonus will be dependent on the successful achievement of performance milestones. The performance milestones to be agreed with the Board of Directors as soon after the Commencement Date as is practically possible. Each performance milestone will be assigned a percentage weighting. The minimum amount of the Bonus to be paid for any such anniversary, if all the performance milestones have been achieved, shall be equal to 50% of the then annual rate of Base Salary.

2.3 Reimbursement of Expenses. The Company shall pay or reimburse the Executive for all travel and other expenses incurred by the Executive in the performance of his duties under this Agreement. During the Employment Term and any Extension Terms, the Company shall maintain and respect the practices and procedures applicable to such reimbursements from time to time adopted by the management of the Company.

2.4 Liability Indemnification and Insurance. Company to provide full and complete Directors and Officers Insurance.

2.5 Participation in Benefit Plans. The Company will provide medical insurance covering the Executive and the Executive may make additional contributions to extend the cover to his spouse and eligible children according to the program applied to employees of the Company generally.

2.6 Vacation. The Executive shall be entitled to 23 days of paid vacation per year plus all Statutory days during the Employment Term and any Extension Terms. Holiday entitlement is calculated from 1st January each year and will be pro rated this year. The Company will reserve the right to stipulate when up to 2 days will be taken. Holiday entitlement will increase according to length of service. After 5 years completed service you will be entitled to 1 extra day for each additional year of service, up to a maximum of 5 extra days. Accrued holiday may only be used according to the policy applied to the employees of the Company.

2.7 Automobile Allowance. The Executive shall receive a company car to a maximum value of £36,000. The cost of maintenance, tax, insurance and fuel will be met by the Company. Alternatively, the Executive may take a monthly automobile allowance (the “Auto Allowance”) equivalent to the car and costs defined above plus reimbursement for all reasonable and properly documented fuel expenses incurred and in accordance with the general expense reimbursement policy of the Company then in effect for senior executives.

2.8 Initial Stock Option. The Executive shall be granted stock options in the amount of 2.5 million shares at an exercise price of USD $0.50. The stock options will vest as follows:

2.0 million on the Commencement Date.

0.5 million six months after the Commencement Date.

These stock options will expire on the 10th anniversary of vesting.

2.9 Performance Equity. The Executive shall be granted options to purchase commonstock of the Company on the terms and subject to the conditions set forth as follows.

Performance Milestones:

Upon the share price reaching $5.00: 350,000 stock options exercisable at $2.50.

Upon the share price reaching $10.00: 350,000 stock options exercisable at $2.50.

Upon the share price reaching $15.00: 300,000 stock options exercisable at $2.50.

These stock options will expire on the 10th anniversary of vesting.

2.10 Pension plan contributions. 12% of annual salary paid on a monthly basis.

2.11 Disability Benefits. In the event of the disability (as hereinafter defined) of the Executive during the Employment Term or during any Extension Term, the Company shall continue to pay to the Executive the Base Salary provided in Section 2.1 hereof, at the rate which it has then reached, during the first six (6) months of the period of his disability (or during the remainder of the Employment Term, whichever is shorter), and thereafter at a rate equal to sixty percent (60%) of such Base Salary rate until the Executive reaches normal retirement age, and shall also pay to the Executive any bonuses to which he would have been entitled for the fiscal year in which the disability first occurs, had he not been so disabled. The Company will take out an appropriate insurance policy to cover the payments due following the first six months of disability. As used in this Agreement, the term “disability’ shall mean the inability of the Executive to perform his duties under this Agreement effectively, as determined by an independent physician selected with the approval of the Executive and the Company.

2.12 Relocation. Package to include but not limited to:

•	Three family house hunting trips to the final destination.

•	Six months temporary living. Twelve months if constructing a new home.

•	Payment of all costs (closing costs, points, commissions, etc.) on both the buying and selling side of the home transaction. Objective is to keep Executive whole.

•	Moving and storage of all household goods, including cars and boat, with full replacement value insurance.

III. Miscellaneous.

3.1 Fundamental Change of the Company. The Company will not consolidate or merge into or with another corporation, or transfer all or substantially all of its assets to another corporation, unless such other corporation shall assume or satisfy through termination and payment as provided herein, the duties and obligations of the Company under this Agreement.

3.2 Binding Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Executive and the Company and their respective successors and permitted assigns.

3.3 Governing Law. This agreement shall be governed by and construed and interpreted in accordance with the laws of England whose courts shall be courts of competent jurisdiction.

3.4 Substantive Contracts. Substantive contracts will be prepared which will include but not be limited to standard clauses with respect to Anti-compete, Confidential Information, Intellectual Property Rights.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its officers thereunto duly authorized, and the Executive has executed this Agreement, all as of the day and year first above written.

“COMPANY”	“EXECUTIVE”
Ethical Holdings plc
By: /s/___________________________	By: /s/RAB Stewart
Title: Chairman	Richard A. B. Stewart
Date: 23rd November, 1998	Date: